

INVEST IN **BAD FEELING: A SUPERNATURAL COMEDY FILM**

A hilarious new spin on monster movies for a new generation of fans.

badfeelingmovie.com   Los Angeles CA

Highlights

① Emmy-nominated team with films that have played over 50+ festivals and hit TV shows.

② Award-winning film (See You Next Christmas) raised on WeFunder & released on Peacock, Amazon & more.

3   We're creating fresh, original IP with significant franchise potential.

4   Horror & Comedy audiences are hungry for fresh content: join a film at it's inception

5   Our projects have billions of views and write-ups in Entertainment Weekly, USA Today and Variety.

6   Experience with A-List talent like Jordan Peele, Allison Williams, Lisa Kudrow, Barack Obama & Ellen

Our Founder



Matt Enlow   Writer/Director

Emmy nominated director with hours of television, and millions of views under his belt.

Bad Feeling cuts to the heart of our inner-most fears, a generation's reassessment of the American dream and the expectations we place on ourselves... all wrapped up in as much fun, style, scares and laughs as we can cram into 100 minutes of pure, unadulterated movie magic.



BAD FEELING IS A FILM ABOUT A NEIGHBORHOOD UNDER SIEGE

BY A MONSTER THAT TRANSFORMS INTO YOUR



MOST EMBARRASSING MEMORIES
YOUR CRINGE-IEST FEARS
AND YOUR MOST MORTIFYING ANXIETIES



AND IT WON'T STOP TILL IT'S POSSESSED THE ENTIRE NEIGHBORHOOD



CAN OUR HEROES
OVERCOME THEIR
DARKEST INSECURITIES
TO SAVE THEIR NEIGHBORHOOD
(AND MARRIAGE)
BEFORE THEY'RE
EMBARRASSED TO DEATH?

The film's look and feel:



STYLE



A FRESH TAKE ON SUPERNATURAL ADVENTURE
BAD FEELING 14

PLAYFUL, TANGIBLE EFFECTS
MIXED WITH SURREAL, EMOTIONAL IMAGERY...
AND HUMANITY, HEART AND HUGE LAUGHS.
SET IN THE SUBURBAN SOUTHWEST.
BAD FEELING 15







Now let's get down to business...



THE TERMS
120% of principal
50% of net profits
Budget at $250,000 minimum, with a max ceiling of $618,000
BAD FEELING 10

Audiences want FRESH, fun, thrilling, hilarious entertainment.
Studios have abandoned original mid-budget films, opting to recycle old properties over and over again.
Hollywood is leaving money on the table.


Why aren't we making films EVERYONE want to see
at a budget level that leaves room for a profit?
BAD FEELING 11

What do *Evil Dead, What We Do In The Shadows, Texas Chainsaw Massacre, Saw,* and *Halloween* have in common?

They're all independent films that are still making money today.

But what if you got in on the ground floor of the next wave? Imagine if you'd invested in the first film franchise that spawned six sequels, a TV series, merchandising, a line of Legos, and a cereal tie-in? And every time a new installment comes out, it renews interest in the original property.

Bad Feeling is a new indie film with a hilarious new monster audiences have never seen before. Pair that with eye-popping visuals, big laughs, and honest-to-goodness scares and you've got a film people will rewatch, tell their friends about, and be devoted to for years to come.


GET IN ON THE GROUND FLOOR OF
A BRAND NEW FRANCHISE
BAD FEELING 20


COMPARABLES
SAMBERG
MILIOTI
SIMMONS
A FILM FROM DANIELS
EVERY


Palm Springs
hulu JULY 10
ONCE
YOURSELVES!
$5 MILLION BUDGET
SOLD FOR
$17.5 MILLION
$25 MILLION BUDGET
GROSSED $100 MILLION
(AND COUNTING)
$10 MILLION BUDGET
SOON TO BE A
TV SERIES FOR UNIVERSAL
BAD FEELING 15

Track History:

We successfully raised funding for our heartwarming Christmas romantic comedy "See You Next Christmas" (formerly known as "What Are You Doing New Years") on WeFunder. Thanks to our dedicated team, we were able to complete the production on schedule and within our budget.

We are thrilled to have cast some incredibly talented actors from hit shows such as Brooklyn 99, Crazy Ex-Girlfriend, Watchmen, and The Good Place, which helped us secure a number of awards, including the Best Comedy award at the Breckenridge Film Festival and the Humor and Humanity award at the Heartland Film Festival.

Following a successful festival run, we are proud to announce that "See You Next Christmas" has secured global distribution, including a spot on NBC's Peacock, an airline deal with United, and all major Video On Demand platforms such as Apple TV, Spectrum, Amazon, Vudu, and more. Additionally, our movie is available on Blu-ray and DVD, which can be purchased at Walmart, Amazon, Barnes & Noble, and other retailers.

In producing a film from soup to nuts, here on Wefunder I cannot wait to apply all the lessons we've learned along the way to this next film. By raising a larger budget and engineering a script with even broader commercial appeal, we're aiming to make Bad Feeling an even greater success.



Director's Statement:

Movie monsters may speak to some cosmic truth about our own inner demons, but let's be honest, as powerful as symbolism can be, no one in real life is actually scared that Freddy Krueger is out to get them. But an old ex? The one who knows you were the one that unplugged the fridge and ruined your sister's wedding cake? Yikes.

Real people are actually scared of running into someone they cheated, lashed

Real people are actually scared of running into someone they ghosted, leaked nudes, an old tweet that hasn't aged well— the private things you're scared could go public and embarrassments you won't ever live down. Those fears are more present than mortal terror but just as serious.

Bad Feeling is a film about neurosis, wrapped in a monster movie. The "Imposter" is not only menacing but hilarious and personal. It cuts to the heart of our inner-most fears, a generation's reassessment of the American dream and the expectations we place on ourselves... all wrapped up in as much fun, style, scares and laughs as we can cram into 100 minutes of pure, unadulterated movie magic.

Independent movies don't have to be stodgy or self-serious. Let's make a film that reminds us all of what we love about the movies-- something fun, original, and filled with actors who bring depth and humanity to the jokes, scares and story all the same.



I'm an Emmy-nominated director and writer with an eye for performance and visual inventiveness.

I cut my teeth at Comedy Central, all the while writing and directing my own award-winning projects. My break-out digital series *Squaresville* garnered major attention from the likes of Entertainment Weekly, USA Today, and Variety. After an Emmy nomination for my work with *Key & Peele,* I quickly became a regular at

College Humor and Lorne Michael's commercial division Above Average, garnering hundreds of millions of views and helping to forge their celebrity-driven commercial campaigns and quickly began directing their biggest projects and my commercial career skyrocketed.

Bringing a wry sense of humor and a flair for striking visuals to commercials and series alike, I balanced show-running and directing over the next 8 years for networks like Facebook, Verizon, and Viacom. I've directed national commercial campaigns for Fortune 500 companies and have hours of material and hundreds of millions of views under my belt. My work as a feature film producer has won multiple awards and reputable festivals and has been picked up for international distribution.

Now it's time for me to move from series and commercials to directing my debut feature film: *Bad Feeling*.

BUDGET:

Our budget range is tiered significantly, from $250,000 to $618,000, and you might wonder why. The reason is simple: $250,000 is our minimum production amount, and we have already made a fantastic film with that budget in the past. However, starting with this amount also creates the opportunity to secure more funding from outside sources, such as pre-sales and tax incentives, which will provide us with even more resources to work with. This would mean more shoot days, a larger cast, more elaborate set pieces, and even bigger-name actors. Of course, if the Wefunder community were to fully fund our project, we wouldn't seek additional funding.

These options will allow us to secure the necessary funds to make the best possible film while also providing investors with the opportunity to participate in the project's success.

CASTING:

There's nothing more compelling for an actor (or their agent) than a **green light** for a project. A film with a budget and firm dates trumps hypothetical offers for films that may never come to fruition. That's why we're reaching out to recognizable talent once production is imminent, and our momentum is undeniable. As a result, we prefer to approach talent when our project is in the advanced stages of funding, and we have momentum on our side. As soon as our minimum goals are imminent, we'll begin reaching out to cast members with offers, so stay tuned for further developments!

SCRIPT:

Bad Feeling placed in the top 20% at Austin Film fest and has been workshopped and noted by executives throughout Hollywood. As a result, we've seen enthusiastic feedback and interest from numerous companies we're in conversation with, as our production materializes.

Distribution Plan:

Our approach to sales and distribution for Bad Feeling is designed to maximize the film's potential and reach the widest audience possible. We recognize the importance of sales input from an early stage and plan to attach a well-known sales company during the development phase to generate early interest in the film before production is complete.

We have a track record with all the top talent agencies, including WME, CAA, UTA, ICM, Gersh, and Paradigm, to build a cast with the highest value and represent the project in the domestic market. We believe Bad Feeling has strong theatrical potential, but also welcome SVOD and OTT platform licensing to outlets such as Netflix, Amazon, Hulu, Vudu, and Apple.

Marketing starts at the beginning of development and finishes after release on all distribution platforms. We recognize the necessity of savvy and thoughtful marketing campaigns and realize their importance in the overall success of the film. Once the film has premiered at a festival, we'll begin worldwide distribution. Based on the profile of the film, including where we debut, our stars, "buzz," and overall perceived quality and marketability of the film, we'll go out to both domestic and international distributors to sell off licensing rights for the film. A distributor may take worldwide rights, or may only be interested in their particular territory.

Horror Festival Ecosystem

We aim to premiere our film Bad Feeling at a top-tier film festival such as SXSW, Sundance, Berlin, or Tribeca. Additionally, we plan to take advantage of genre-specific festivals such as Fantasia Fest, Overlook, Beyond Fest, Fantastic Fest, and Screamfest to showcase our film to a concentrated fanbase and build a grassroots community early on. These festivals provide exposure, prestige, and an ideal platform for our crowd-pleasing film.

WHY INVEST IN BAD FEELING?

At Bad Feeling, investing is more than just a financial decision - it's a unique experience and a collaborative opportunity. Our community of return investors is proof of the value we place on long-term partnerships. Our investors become long-term collaborators and integral members of our community. From our earliest projects, we've built a loyal network of contributors both on and off the screen.

These rewards are our way of saying thank you for your support and commitment to this adventure.

As an investor, at any level, you'll receive exclusive insider updates on the film's progress, including casting, script revisions, behind-the-scenes photos, festival updates, and even opportunities for set visits.

You'll also have access to regular Town Hall meetings, where you can join me (Matt, the Writer/Director) in a live stream to receive updates and ask questions. Join us today and be part of the "Bad Feeling" community!

INVESTOR PERKS

| ALL | $2,500 | $5K | $10K | $20K |

SPECIAL THANKS CREDIT	VERY SPECIAL THANKS CREDIT	ASSOCIATE PRODUCER CREDIT	CO-PRODUCER CREDIT	EXECUTIVE PRODUCER CREDIT
TABLE READ LIVE STREAM	FRAMED BAD FEELING POSTER	2 TICKETS TO "CAST & CREW" SCREENING (TRAVEL AND LODGING NOT INCLUDED)	2 TICKETS TO THE WORLD PREMIERE (TRAVEL AND LODGING NOT INCLUDED)	EXCLUSIVE SET VISIT (TRAVEL AND LODGING NOT INCLUDED).
A SOCIAL MEDIA SHOUT-OUT	EXCLUSIVE CREW T-SHIRT			
	AND ALL PREVIOUS INCENTIVES	AND ALL PREVIOUS INCENTIVES	AND ALL PREVIOUS INCENTIVES	AND ALL PREVIOUS INCENTIVES

Invitation to our Table Read

In advance of shooting, we'll record an early draft of the script with professional actors and writers as a workshopping exercise. It's the earliest version of what will become our movie.

Investors will have the opportunity to tune in for the live stream of our table read.

Crew T-Shirts

These are mock-ups of our CREW t-shirts only available for our investors and our production crew.

Traditionally, producers give out t-shirts to their production crew as a small way of giving thanks, so why not extend that to our extended (wefunder) crew as well?





note, this is a mockup for reference, not the final design of the shirt

GIVE ME NOTES

As an essential collaborator, I'm open to hearing ALL notes you may have. I believe that the best idea wins, no matter who it comes from. Pitch jokes, poke holes in the plot, tell me your deepest darkest anxieties. Everything is on the table. And while I may not use every idea you present, we have used ideas and lines written by investors in our previous film, so you never know. Make our movie better, and get a little taste of the screenwriting magic.

Is there something you're interested in that's not available below? Email us at badfeelingmovie@gmail.com!

